September 20, 2024

John Johnson
Chief Financial Officer
Evolent Health, Inc.
1812 N. Moore Street
Suite 1705
Arlington, VA 22209

        Re: Evolent Health, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Item 2.02 Form 8-K filed August 8, 2024
            File No. 001-37415
Dear John Johnson:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 1. Organization, page 70

1. You disclose in the note and in the MD&A section on page 46 that you collapsed your previous two reportable segments into one reportable segment effective in the quarter ended March 31, 2023 as a result of your organizational changes. Please clarify for us whether you have identified one operating segment in accordance with the guidance in
       ASC 280-10-50-1 through 50-9. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segment.
       Please also revise to disclose factors used to identify your reportable segment, including the basis of organization and whether operating segments have been aggregated. Refer to
       ASC 280-10-50-21.
 September 20, 2024
Page 2

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Change in
Accounting Principles
Goodwill, page 73

2. You have identified one reporting unit for all of your service solutions due to the economic similarity of the services provided to your partners. Please tell us the components you have aggregated and provide us with your analysis pursuant to ASC 350-
       20-35-35 that supports the aggregation.
Item 9A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page
112

3. Please revise your disclosure to identify the version of the COSO Framework your management used to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.
Item 2.02 Form 8-K filed August 8, 2024
Exhibit 99.1
Reconciliation of Adjusted Income Attributable to Common Shareholders to Net
Loss
Attributable to Common Shareholders, page 13

4. You include a non-GAAP adjustment to add back the dividends and accretion of Series A
       Preferred Stock to arrive at your adjusted income attributable to common shareholders.
       Please tell us your consideration of Questions 100.01 and 100.04 of the Non-GAAP
       Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of this adjustment.
5. Please revise your reconciliation to separately present the income tax effects related to the non-GAAP adjustments and clearly disclose how the tax impacts are calculated. Refer to
       Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services